February 28, 1996

USLICO Series Fund
4601 North Fairfax Drive
Arlington, Virginia 22203

Gentlemen:

I have examined the documents related to the establishment of USLICO Series Fund, a Massachusett Trust, and have reviewed such matters of law as deemed necessary for this opinion, and advise you that in my opinion:

1. USLICO Series Fund is a corporation duly organized and existing under the laws of the State of Massachusett.

2. All necessary corporate action on the part of USLICO Series Fund had been taken to authorize the issuance and sale of shares of common stock sold by USLICO Series Fund, and when issued and sold as contemplated in the Registration Statement and prospectus, such shares were legally issued, fully paid and nonassessable.

I consent to the filing of this opinion with the Securities and Exchange Commission in connection with USLICO Series Fund's filing a Final Rule 24f-2 Notice under the Investment Company Act of 1940.

Sincerely,

/s/ Robert B. Saginaw

Robert B. Saginaw
Counsel